                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549




                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939



                     UNITED PARCEL SERVICE OF AMERICA, INC.
                     --------------------------------------
                               (Name of Company)

                           55 GLENLAKE PARKWAY, N.E.
                            Atlanta, Georgia  30328
                            -----------------------
                    (Address of Principal Executive Offices)



          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

     TITLE OF CLASS                                       AMOUNT
     --------------                                       ------

     8 3/8 % Debentures due 2030                       $700,000,000


APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:  December 18, 1997.

NAME AND ADDRESS OF AGENT FOR SERVICE:   Catherine Harrison, Esq., 55 Glenlake
Parkway, NE, Atlanta, Georgia  30328.


     The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Company.

                                    GENERAL
                                    -------

1.  GENERAL INFORMATION
    -------------------

     (A) FORM OF ORGANIZATION:  Corporation.

     (B) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED:
         Delaware.

2.  SECURITIES ACT EXEMPTION APPLICABLE.
    -----------------------------------

     United Parcel Service of America, Inc., a Delaware corporation (the "Company"), is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by
Section 3(a)(9) thereunder, in connection with the Company's exchange offer as described herein (the "Exchange Offer"). The Exchange Offer is being made by the Company pursuant to its Offering Circular dated December 18, 1997 ("Offering Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery of even date therewith, and consists of an offer to exchange the Company's $700,000,000 8 3/8% Debentures due 2030 (the "New 2030 Debentures") for the Company's outstanding $700,000,000 8 3/8% Debentures due 2020 (the "Old 2020 Debentures").

     There have not been any sales of securities of the same class as the New 2030 Debentures or the Old 2020 Debentures by the Company, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer transaction.

     The Company retained Deutsche Morgan Grenfell ("DMG") to advise the Company as to the structure, process and financial matters related to the Exchange
Offer.   DMG's services to the Company are limited solely to such advisory services, and DMG will not, directly or indirectly, solicit the exchange of Old 2020 Debentures for New 2030 Debentures under the Exchange Offer or otherwise make recommendations with respect to acceptance or rejection of the Exchange Offer. In exchange for such advisory services, DMG will be paid a flat fee which is not dependent upon the outcome of the transaction. DMG will not be paid any commission or similar variable type of remuneration.

     The Company also has retained D.F. King & Co., Inc. as the "Information Agent" and Citibank, N.A. as the "Exchange Agent" in connection with the Exchange Offer. The Information Agent and Exchange Agent will provide to holders of Old 2020 Debentures only information otherwise contained in the Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old 2020 Debentures and New 2030 Debentures. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer and will not make recommendations as to the acceptance or rejection of the Exchange Offer. Both the Information Agent and Exchange Agent will be paid reasonable fees directly by the Company for their services.

     There are no cash payments made or to be made by any holder of the outstanding Old 2020 Debentures in connection with the Exchange Offer.

                                  AFFILIATIONS
                                  ------------


3.  AFFILIATES.  Furnish a list or diagram of all affiliates of the Company and
    ----------
indicate the respective percentages of voting securities or other bases of control.

WHOLLY-OWNED SUBSIDIARIES
-------------------------

United Parcel Service Co.
United Parcel Service Deutschland Inc.
United Parcel Service General Services Co.
United Parcel Service, Inc.
United Parcel Service, Inc.
United Parcel Service, Inc. (Virginia)
United Parcel Service Oasis Supply Corporation
UPS Internet Services, Inc.
UPS Procurement Services, Inc.
UPS Professional Services, Inc.
UPS Customhouse Brokerage, Inc.
UPS International General Services Co.
UPS International, Inc.
UPS International Forwarding, Inc.
UPS of Ireland, Inc.
UPS of Argentina, Inc.
UPS of Brazil, Inc.
UPS of Portugal, Inc.
UPS of Norway, Inc.
United Parcel Service Espana Ltd.
United Parcel Service Italia, S.R.L.
UPS of China, Inc.
UPS Logistics Group, Inc.
UPS Truck Leasing, Inc.
UPS Worldwide Logistics, Inc.
Worldwide Dedicated Services, Inc.
Diversified Trimodal, Inc.
Roadnet Technologies, Inc.
SonicAir, Inc.
UPS Worldwide Forwarding, Inc.
UPICO Corporation.
UPS Aviation Services, Inc.
Merchants Parcel Delivery
Trailer Conditions, Inc.
II Morrow, Inc.
Red Arrow Bonded Messenger Corporation
UPS Air Leasing, Inc.
Avenair Corporation
Nevair Corporation
UPS Telecommunications, Inc.
UPS Properties, Inc.
E1 Paso Distribution Center, Inc. (One)
E1 Paso Distribution Center, Inc. (Two)
Tri-State, Distribution, Inc. (One)
Tri-State, Distribution, Inc. (Two)

Tri-State, Distribution, Inc. (Three)
Tri-State, Distribution, Inc. (Four)
Tri-State, Distribution, Inc. (Five)
Vista Distribution Center, Inc. (One)
Vista Distribution Center. (Two)
Vista Distribution Center, Inc. (Three)
Vista Distribution Center, Inc. (Four)
Vista Distribution Center, Inc. (Five)
Upinsco, Inc.
Velleb, Inc.
Adi Realty Company
Alko Corporation
Bardale Company
Basplas Corporation
Brastock Corporation
Brookind Corporation
Buckroe Corporation
Burdence Corporation
Chasreal, Inc.
Cleve Company
Cova Corporation
Dakkel Corporation
Dalho Corporation
Darico, Inc.
Daven Corporation
Deerfield Corporation
Denado Corporation
Dullesport Corporation
Edison Corporation
Elsil Corporation
Evind Corporation
Fardak Corporation
Galanta Company
Kylou, Inc.
Labar Corporation
Lakefair Corporation
Mascester Company, Inc.
Maereal Company, Inc.
Mexalb Corporation
Minneagen Real Estate Company
Missjack Company
Montbill Corporation
Moroc Corporation
Newbany Corporation
Nubee, Inc.
Oshaon Corporation
Parkprop, Inc.
Penallen Corporation
Ralcar Corporation
Rockapar Corporation
Royoak, Incorporated
Sallad Corporation
Saluta Corporation
Saskan Corporation
Kacika Corporation
Socol Corporation
Solacal Company
Lacalos Corporation
Sophil Company
South Seventh Corporation
Stadiana, Inc.
Swanpor Corporation.
Temphis Corporation
Valacal Company
Verbal Corporation
Verlas Corporation
Willmanch Corporation
Wyoas Corporation
Wyld, Inc.

INTERNATIONAL SUBSIDIARIES
--------------------------

United Parcel Service Pty. Ltd.
UPS Pty. Ltd.
United Parcel Service Speditionsgesellschaft m.b.H.
UPS Transport GmbH
United Parcel Service (Bahrain) WLL
United Parcel Service Belgium N.V
United Parcel Service (Bermuda) Ltd
UPS DO Brasil & Cia
2855-8278 Quebec Inc.
724352 Ontario Inc.
United Parcel Service Canada Ltd.
United Parcel Service Cayman Islands Limited
UPS De San Jose, S.A.
UPS Denmark A/S
United Parcel Services Finland OY
United Parcel Service France S.N.C
Prost-Transports S.A. Speditionsgesellachaft gmbH
United Parcel Service Deutschland Inc.
UPS Air Cargo Service GmbH.
UPS Grundstuecksverwaltungs GmbH
UPS Transport GmbH
UPS Transport GmbH II
UPS Worldwide Logistics GmbH
UPS Parcel Delivery Service Limited
United Parcel Service CSTC Ireland Limited
United Parcel Service of Ireland Limited
United Parcel Service Italia, S.R.L.
United Parcel Service Co., Japan Branch
UPS Japan Limited
United Parcel Service Jersey Limited
United Parcel Service (M)Sdn. Bhd
United Parcel Service (Transport) Sdn. Bhd
United Parcel Service De Mexico S.A. De C.V
Prost-Transports Nederland B.V
United Parcel Service Nederland B.V
UPS Norge A/S
UPS of Norway, Inc., Oslo Branch
UPS of Portugal, Inc., Lisbon Branch
United Parcel Service Co., Singapore Branch
United Parcel Service Singapore PTE Lted
United Parcel Service Co., Korean Branch
Sociedad Iversora Sanrelman, S.A
United Parcel Service Espana Ltd. Y Compania, S.R.C
UPS Spain, S.L
United Parcel Service Sweden AB
United Parcel Service (Switzerland)
UPS International, Inc., Taiwan Branch
UPS Parcel Delivery Service Limited
Atexco (1991) Limited
Atlasair Limited
Carryfast Limited
IML Air Services Group Limited
United Parcel Service of America
UPS (UK) Limited
UPS Limited
UPS of America Limited

                             MANAGEMENT AND CONTROL
                             ----------------------

4. DIRECTORS AND EXECUTIVE OFFICERS.  List the names and complete mailing
   ---------------------------------
addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.


NAME                         ADDRESS                       OFFICE
----------------------  ------------------  ------------------------------------

John W. Alden           55 Glenlake Pkwy.   Vice Chairman, Senior Vice
                        Atlanta, GA  30328  President and Director

Robert J. Clanin        55 Glenlake Pkwy.   Senior Vice President, Treasurer,
                        Atlanta, GA  30328  Chief Financial Officer and Director

James P. Kelly          55 Glenlake Pkwy.   Chairman of the Board, Chief
                        Atlanta, GA  30328  Executive Officer and Director

Kenneth W. Lacy         55 Glenlake Pkwy.   Senior Vice President
                        Atlanta, GA  30328

Joseph R. Moderow       55 Glenlake Pkwy.   Senior Vice President, Secretary,
                        Atlanta, GA  30328  General Counsel and Director

Kent C. Nelson          55 Glenlake Pkwy.   Director, Former Chairman of the
                        Atlanta, GA  30328  Board and Former Chief Executive
                                            Officer

Joseph M. Pyne          55 Glenlake Pkwy.   Senior Vice President
                        Atlanta, GA  30328

Michael L. Eskew        55 Glenlake Pkwy.   Senior Vice President
                        Atlanta, GA  30328

Edward L. Schroeder     55 Glenlake Pkwy.   Senior Vice President
                        Atlanta, GA  30328

Lea N. Soupata          55 Glenlake Pkwy.   Senior Vice President
                        Atlanta, GA  30328

Calvin E. Tyler, Jr.    55 Glenlake Pkwy.   Senior Vice President and Director
                        Atlanta, GA  30328

Charles L. Schaffer     55 Glenlake Pkwy.   Senior Vice President and Director
                        Atlanta, GA  30328

Thomas H. Weidemeyer    55 Glenlake Pkwy.   Senior Vice President
                        Atlanta, GA  30328

William H. Brown        55 Glenlake Pkwy.   Director
                        Atlanta, GA  30328

Carl Kayser             55 Glenlake Pkwy.   Director
                        Atlanta, GA  30328

Gary E. MacDougal       55 Glenlake Pkwy.   Director
                        Atlanta, GA  30328

Victor A. Pelson        55 Glenlake Pkwy.   Director
                        Atlanta, GA  30328

John W. Rogers          55 Glenlake Pkwy.   Director
                        Atlanta, GA  30328

Robert M. Teeter        55 Glenlake Pkwy.   Director
                        Atlanta, GA  30328

5. PRINCIPAL OWNERS OF VOTING SECURITIES.  Furnish the following information as
   -------------------------------------
to each person owning 10 percent or more of the voting securities of the applicant, as of November 30, 1997.

  No person owns 10 percent or more of voting securities of the Company as of such date.


                                  UNDERWRITERS
                                  ------------


6. UNDERWRITERS.  Give the name and complete mailing address of (a) each person
   ------------
who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

  There are no underwriters of the securities proposed to be offered in the Exchange Offer. Following are the underwriters identified in Section 6(a) hereof:


  A. The following were the underwriters in the Company's issuance in January 1996 of $200 million of 5.50% Eurobond Notes due January 1999:

Merrill Lynch International Limited
Citibank International plc
Goldman Sachs International
Paribas Capital Markets
Barclays de Zoete Wedd Limited
DKB International
HSBC Markets
Morgan Stanley & Co. Incorporated
CS First Boston
Lehman Brothers
SBC Warburg
  A Division of Swiss Bank Corporation
Caisse des Depots et Consignations
Dresdner Bank Aktiengesellschaft
Heritage Finance & Trust Co.
Paine Webber International (UK) Ltd.
Deutsche Morgan Grenfell
J.P. Morgan Securities Ltd.
Banca del Gottardo
CBI-TDB Union Bancaire Privee
Darier, Hentsch & Cie
IBJ International plc
UBS Limited

The mailing address for the above underwriters is: 25 Ropemaker Street, London ECZY 9LY.


  B. The following were the underwriters in the Company's issuance in April 1996 of 200 million of 3.25% Swiss Franc Notes due October 1999:

Merrill Lynch Capital Markets AG
Credit Suisse
Union Bank of Switzerland
Cantonalbanks of Switzerland
Groupement des Banquiers Prives Genevois
Swiss Bank Corporation
Citibank (Switzerland)
Swiss Volksbank
Bank Julius Bar & Co. Ltd
Bank Leu Ltd
LGT Bank in Liechtenstein Aktiengesellschaft
Bank J. Vontobel & Co. AG
Banque Nationale de Paris (Suisse) SA
Banque Paribas (Suisse) S.A.
Deutsche Bank (Schweiz) AG
Lehman Brothers Bank (Switzerland)
Salomon Brothers International Limited
Union Bancaire Privee
Verwaltungs-und Privat-Bank Aktiengesellschaft
Bank Sarasin & CIE.
Banque Bruxelles Lambert (Switzerland) S.A.
Dai-Ichi Kangyo Bank (Schweiz) AG
Dresdner Bank (Schweiz) AG
Liechtensteinische Landesbank Aktiengesellschaft
The Industrial Bank of Japan (Switzerland) Limited
ABN Amro Bank (Schweiz)
Banca del Gottardo
Bank Cial (Schweiz)
Bank von Ernst & CIE AG
Lloyds Bank plc
Societe Generale Bank & Trust
Bdl Banco di Lugano
Coop Bank
Finter Bank Zurich
Fuji Bank (Schweiz) AG
Rud, Blass & CIE AG
Banca del Sempione
Bank Adamas AG
Bank Linth
Handelsfinanz-CCF Bank
Luzerner Landbank AG
New Japan Bank (Schweiz) AG
Sparkasse Schwyz

The mailing address for the above underwriters is: 5, Stauffacherstrasse, 8004 Zurich, Switzerland.


  C. The following were the underwriters in the Company's issuance in February 1997 of 100 million of 6.875% Pound Sterling Notes due February 2000:

Merrill Lynch International
Banca del Gottardo
Citibank International plc
Darier, Hentsch & Cie, Geneva
Hambros Bank Limited
HSBC Markets
Paribas Capital Markets
SBC Warburg
Barclays de Zoete Wedd Limited
Credit Suisse First Boston
Dresdner Kleinwort Benson
HFT (GUERNSEY) LTD
Lehman Brothers
Salomon Brothers International Limited
UBS Limited
Union Bancaire Privee

The mailing address for the above underwriters is: 25 Ropemaker Street, London ECZY 9LY.

  D. The following were the underwriters in the Company's issuance in December, 1989 of $500 million of 8 3/8% Debentures due 2020:

Merrill Lynch Capital Markets
The First Boston Corporation
Salomon Brothers Inc.

The mailing address for the above underwriters is: North Tower, World Financial Center, New York, New York 10281-1209.

  E. The following were the underwriters in the Company's issuance in April 1997 of 6.625% EuroNotes due April 2001:

Credit Suisse First Boston (Europe) Limited
Banca del Gottardo
Banque Bruxelles Lambert S.A./Bank Brussels Lambert
Banque Nationale de Paris London Branch
Citibank International plc
Deutsche Bank AG London
Dresdner Bank Aktiengesellschaft
Goldman Sachs International
Lehman Brothers International (Europe)
Merrill Lynch International
Salomon Brothers International Limited
Swiss Bank Corporation
UBS Limited


The mailing address for the above underwriters is: One Cabot Square, London E14 4QJ.


  F. The following were the underwriters in the Company's issuance in July 1997 of 6.25% Notes due July 2000:

Credit Suisse First Boston (Europe) Limited      Deutsche Bank AG London
Tokyo-Mitsubishi International plc               Dresdner Bank Aktiengesellschaft
Credit Suisse First Boston (Europe) Limited      Darier, Hentsch & Cie
Swiss Bank Corporation                           Goldman Sachs International
UBS Limited                                      Heritage Finance & Trust Co.
ABN AMRO Bank N.V.                               J.P. Morgan Securities Ltd.
Banca del Gottardo                               Lehman Brothers International (Europe)
Banque Bruxelles Lambert S.A.                    Salomon Brothers International Limited
Banque Nationale de Paris London Branch          Merrill Lynch International
Banque Paribas                                   CIBC Wood Gundy plc
Citibank International plc                       Commerzbank Aktiengesellschaft

The mailing address for the above underwriters is: 25 Ropemaker Street, London EC2Y 9LY.


                               CAPITAL SECURITIES
                               ------------------


  7. CAPITALIZATION.  The following table sets the consolidated capitalization
     --------------
of the Company as of November 30, 1997.

Title of Class          Amount Authorized       Amount Outstanding
------------------      ------------------      ------------------
Common Stock            900,000,000 shares      570,000
$.10 par value

Preferred Stock,        200,000,000 shares      none
no par value

  The Company's Common Stock is entitled to one vote per share in the election of directors and other matters, except that, generally, any shareowner, or shareowners acting as a group, who beneficially own more than 10% of the Company's voting stock are entitled to only one one-hundreth of a vote with respect to each vote in excess of 10% of the voting power of the then-outstanding shares of voting stock. The Common Stock does not have preemptive or other right to subscribe to additional shares. The Preferred Stock does not have voting rights.

                                                                                                    ACTUAL
                                                                                                ---------------
                                                                                                (000'S OMITTED)
LONG-TERM DEBT
8 3/8% debentures, due April 2020.............................................................    $  700,000
Commercial Paper..............................................................................       592,786
5.50% Eurobond notes, due January 1999........................................................       200,852
Industrial development bonds, Philadelphia Airport facilities, due December 2015..............       100,000
Capital lease obligations, due 2007--2009.....................................................       558,743
3.25% 200 million Swiss Franc notes, due October 1999.........................................       166,000
6.875% 100 million Pound Sterling notes, due February 2000....................................       165,503
6.625% EuroNotes, due April 2001..............................................................       200,000
6.25% EuroNotes, due July 2000................................................................       298,537
Installment notes, mortgages and bonds........................................................        57,994
                                                                                                  ----------

  Less current maturities.....................................................................        40,039
  Less commercial paper to be repaid..........................................................        70,000
                                                                                                  ----------
     Total Long-Term Debt.....................................................................     2,930,376
                                                                                                  ----------
SHAREOWNERS' EQUITY
Preferred stock, no par value,
  authorized 200,000,000 shares, none issued..................................................           ---
Common Stock, par value $.10 per share,
  authorized 900,000,000 shares, outstanding 570,000,000 shares...............................        57,000
Additional paid-in capital....................................................................        95,406
Retained earnings.............................................................................     6,130,145
Cumulative foreign currency adjustments.......................................................       (67,640)
                                                                                                  ----------
     Total Shareowners' Equity................................................................     6,214,911
                                                                                                  ----------
                                                                                                  $9,145,287
                                                                                                  ==========

                              INDENTURE SECURITIES
                              --------------------


  8. ANALYSIS OF INDENTURE PROVISIONS.  Insert at this point the analysis of
     --------------------------------
indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

     For purposes of this Section 8, the "Indenture" shall refer to the Indenture, dated as of December 18, 1997, by and between United Parcel Service of America, Inc. and Citibank, N.A., as Trustee (the "Trustee"). Other capitalized but otherwise undefined terms shall have the meanings ascribed thereto in the Indenture or the Offering Circular.

     (A) EVENTS OF DEFAULT

     The Indenture defines an Event of Default with respect to New 2030 Debentures as being any one of the following events: (a) default in the payment of any interest on the New 2030 Debentures when due, and the continuance of such default for a period of 30 days; (b) default in the payment of principal of or any premium on the New 2030 Debentures at the date on which such principal becomes due and payable as provided in the Security or in the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise; (c) default in the deposit of any sinking fund payment, when and as due on the New 2030 Debentures; (d) default in the performance or breach of any covenant or warranty a default in performance or breach of which is specifically dealt with in the Indenture) and the continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture; or (e) certain events involving bankruptcy, insolvency or reorganization.

     The Indenture provides that if any Event of Default specified therein shall occur and be continuing with respect to the New 2030 Debentures, other than an Event of Default involving bankruptcy, insolvency or reorganization, either the Trustee or the Holders of 25% in principal amount of the outstanding New 2030 Debentures may declare the principal of the New 2030 Debentures to be due and payable. If an Event of Default described in clause (e) above with respect to the New 2030 Debentures at the time outstanding shall occur, the principal amount of all of the New 2030 Debentures will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. The Holders of a majority in aggregate principal amount of the New 2030 Debentures may, on behalf of all Holders of New 2030 Debentures, waive any past default under the Indenture with respect to the New 2030 Debentures, except a default (a) in the payment of principal of, or any premium or interest on, any Security, and (b) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Security.

     No Holder of a Security will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the New 2030 Debentures, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding New 2030 Debentures has made written request to the

Trustee to institute such proceeding as trustee (iii) the Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, (iv) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the outstanding New 2030 Debentures a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a Holder of a Security for the enforcement of payment of the principal of or any premium or interest on such Security on or after the applicable due date specified in such Security.

     (B) AUTHENTICATION AND DELIVERY

     The New 2030 Debentures shall be executed on behalf of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or one of its Vice Presidents, under the Company's corporate seal reproduced thereon and attested by the Secretary or one of the Assistant Secretaries. Upon proper delivery of New 2030 Debentures to the Trustee for authentication, the Trustee shall authenticate and deliver such securities. The Indenture does not contain provisions regarding the application of the proceeds from issuance of the New 2030 Debentures.

     (C) RELEASE OF PROPERTY SUBJECT TO LIEN

     The Company's obligations under the New 2030 Debentures are not secured by any liens or security interests on any assets of the Company. Accordingly, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject such a lien.

     (D)  SATISFACTION AND DISCHARGE

     The Indenture shall cease to be of further effect, after certain actions are taken, when (1) either: (i) all the New 2030 Debentures have been delivered to the Trustee for cancellation, or (ii) all New 2030 Debentures have (or will within one year) become due and payable or are to be redeemed within one year, and the Company has deposited in trust funds sufficient to pay off and discharge such outstanding New 2030 Debentures; (2) the Company has paid all other sums required to be paid under the Indenture; and (3) the Company has delivered an appropriate opinion of counsel.

     (E) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

     The Company will deliver to the Trustee, within 120 days after the end of each fiscal year, a Certificate stating whether or not the Company has fulfilled all its obligations under the Indenture throughout the year, and if a default has occurred, providing details at to the circumstances of such default(s). If one or more Events of Default occurs under the Indenture, the Company shall also deliver to the Trustee a Certificate specifying such event or other action within five Business Days of its occurrence.

  9. OTHER OBLIGORS.  Give the name and complete mailing address of any person,
     --------------
other than the applicant, who is an obligor upon the indenture securities.

     No other person is an obligor with respect to the New 2030 Debentures.



                   CONTENTS OF APPLICATION FOR QUALIFICATION
                   -----------------------------------------

     This application for qualification comprises:

     (a) Pages numbered one to _____________, consecutively;

     (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1);

     (c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

         (i)    Exhibit T3A -- The Company's Restated Certificate of
                -----------
         Incorporation (incorporated by reference to Exhibit 4(iv) to Form S-8 Registration Statement (Registration No. 33-19622);

         (ii)   Exhibit T3B -- The Company's Bylaws, as amended (incorporated by
                -----------
         reference to Current Report on Form 8-K, filed December 21, 1995;

         (iii)  Exhibit T3C -- Form of Indenture, dated as of December ___,
                -----------
         1997, by and between the Company and Citibank, N.A., as Trustee;

         (iv)   Exhibit T3D -- Not applicable;
                -----------

         (v)    Exhibit T3E.1 -- Form of Offering Circular, dated as of December
                -------------
         ___, 1997; [To Be Filed by Amendment]

         (vi)   Exhibit T3E.2 -- Form of Letter of Transmittal, dated as of
                -------------
         December ___, 1997; [To Be Filed by Amendment]

         (vii)  Exhibit T3E.3 -- Form of Notice of Guaranteed Delivery, dated as
                -------------
         of December ___, 1997;

         (viii) Exhibit T3F -- Cross-Reference Sheet;
                -----------

         (ix)   Exhibit 99 -- Form T-1 of Citibank, N.A.
                ----------

                                   SIGNATURE
                                   ---------


     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Company, United Parcel Service of America, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 18th day of December, 1997.


(SEAL)                                 UNITED PARCEL SERVICE OF AMERICA, INC.

                                       By: /s/ Ned J. Winsor
                                           ------------------------------------

                                       Name: Ned J. Winsor
                                             ----------------------------------

                                       Title: Assistant Treasurer - Corporate
                                              -------------------------------
                                              Finance
                                              -------
Attest: /s/ Catherine Harrison
        -----------------------------

Name:       Catherine Harrison
      -------------------------------

Title:
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